HOW DO YOU MEASURE SUCCESS?

$3 BILLION TOTAL INVESTED IN iPATH ETNs®......

iPath®

iPath® Dow Jones-AIG Commodity Index Total Return℠ ETN	DJP
iPath® S&P GSCI™ Total Return Index ETN	GSP
iPath® S&P GSCI™ Crude Oil Total Return Index ETN	OIL
iPath® MSCI India Index℠ ETN	INP
iPath® EUR/USD Exchange Rate ETN	ERO
iPath® JPY/USD Exchange Rate ETN	JYN
iPath® GBP/USD Exchange Rate ETN	GBB
iPath® CBOE S&P 500 BuyWrite Index℠ ETN	BWV

and counting...

....iPathETN.com

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